UNITED STATES

SECURITIES AND EXCHANGE COMMISION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

__________Kimber Resources Inc.__________

(Exact name of registrant as specified in its charter)

British Columbia, Canada	N/A
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

215-800 West Pender St. Vancouver, BC, Canada	V6C 2V6
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares	The American Stock Exchange (AMEX)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:          050963        (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

__________                      __________

(Title of class)

__________________________________

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

a. Capital Stock

The authorized capital of Kimber consists of 80,000,000 Common Shares (Common Shares”) without par value, of which 37,116,160 were issued, outstanding and fully paid for as at December 20, 2005.

All of the issued Common Shares rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of Kimber, whether voluntary or involuntary, or any other distribution of the assets of Kimber among its shareholders for the purpose of winding up its affairs after Kimber has paid out its liabilities.  Each Common Share is equal to every other Common Share and the holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.  The holders of Common Shares are entitled to receive pro rata such dividends as may be declared by the Directors out of funds legally available therefor and to receive pro rata the remaining property of Kimber upon dissolution.  The issued Common Shares are not subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender or sinking fund. Provisions as to the creation, modification, amendment or variation of such rights are contained in the Business Corporations Act (British Columbia).  Pursuant to section 61 of the Business Corporations Act (British Columbia) the rights attached to an issued class or series of shares must not be prejudiced or interfered with, unless the consent by a separate special resolution of the holders of the class or series of shares, as the case may be, is obtained. A special resolution requires a majority of 75% of the votes cast.

The Board of Directors is divided into three (3) classes having staggered terms of office, each for three (3) years. There are no provisions for cumulative voting. There are no restrictions on alienability of the Common Shares except as may be imposed by securities regulatory authorities depending upon when and to whom the Common Shares were issued. In the event of such restrictions the share certificates representing the Common Shares bear a legend as to the restrictions.  There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of the holder of such shares owning a substantial amount of the Common Shares.

There are no provisions in Kimber’s Articles or other constating documents that would have the effect of delaying, deferring, or preventing a change in control of Kimber, and that would operate only with respect to an extraordinary corporate transaction involving Kimber or any of its subsidiaries, such as a merger, reorganization, tender offer, sale or transfer of substantially all of it’s assets, or liquidation.

b. Warrants and Rights

The following table sets forth the number of warrants and stock options outstanding, the exercise price and the expiry date. The warrants are not subject to redemption or call and are exerciseable until the expiry date; thereafter the warrants shall be void and of no effect.

Type of Issue	Number of Warrants and Rights Outstanding/Common Shares Issuable	Exercise Price	Expiry Date
Share purchase warrants	710,550	$1.80	Mar 8/06
Share purchase warrants	1,645,162	$1.80	Mar 8/06
Stock options	384,000	$0.45	Jun 6/07
Stock options	875,000	$0.45	Jul 12/07
Stock options	25,000	$0.45	Oct 29/07
Stock options	60,000	$0.46	Feb 27/08
Stock options	819,000	$0.73	Aug 13/08
Stock options	175,000	$2.05	Jan 16/09
Stock options	60,000	$1.77	May 28/09
Stock options	802,000	$2.14	Oct 6/09
Stock options	75,000	$1.80	Dec 8/09
Stock options	40,000	$1.70	Apr 18/10
Stock option	477,000	$1.65	Sept 19/05
Stock option	50,000	$1.50	Dec 7/05
Agent’s options granted	120,450	$1.80	Mar 8/06
Total

The exercise price of the warrants is subject to decrease or increase proportionately, as the case may be, in the event of subdivision or consolidation of the Common Shares.  In the event of a capital reorganization or any reclassification of the capital of Kimber, or in the event of a merger or amalgamation of Kimber with any other company, appropriate adjustments will be made in the number of shares deliverable on the exercise of the warrants to reflect the effect of such reorganization, reclassification, merger or amalgamation.  Similar adjustments will be made in the exercise price and number of shares deliverable upon the exercise of the stock options and the Agent’s options in the event of subdivision or consolidation of the Common Shares or reorganization, reclassification of the capital, or merger or amalgamation with any other company.

c.   Limitations on Rights of Non-resident or Foreign Holders

There are no limitations on the right of non-resident or foreign owners to hold or vote the Common Shares of Kimber imposed by Kimber’s Articles or other constating documents. Except as outlined below there are no limitations on the right of non-resident or foreign owners to hold or vote the Common Shares of Kimber imposed by Canadian law.

The Investment Canada Act (the “Act”), enacted on June 20, 1985, requires prior notification to the Government of Canada on the “acquisition of control” of Canadian businesses by non-Canadians, as defined in the Act. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term “acquisition of control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of CDN$5,000,000 or more (subject to the comments below on World Trade Organization (“WTO”) investors, and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than CDN$50,000,000 or with assets of between CDN$5,000,000 and CDN$50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The Act was amended with the implementation of the Agreement establishing the WTO to provide for special review thresholds for “WTO investors”, as defined in the Act. “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”. If the WTO investor rules apply, an investment in the shares of Kimber by or from a WTO investor will be reviewable only if it is an investment to acquire control of Kimber and the value of the assets of Kimber is equal to or greater than a specified amount (the “WTO Review Threshold”). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2005 WTO Review Threshold is CDN$250,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of Kimber by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of Kimber is then a prescribed type of business activity related to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls Kimber, is reviewable if the value of the assets of Kimber is then CDN$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of Kimber is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls Kimber, and the value of the assets of Kimber and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transition of which the acquisition of control of Kimber forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of CDN$250,000,000 (in 2005) for a WTO investor or a threshold of CDN$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of Kimber.

If an investment is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the Act (the “Director”) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the Act) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada; (ii) the effect of the investment on exports from Canada; (iii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iv) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (v) the effect of the investment on competition within any industry or industries in Canada; (vi) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vii) the contribution of the investment to Canada’s ability to compete in world markets.

The Act sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30 day period (or the agreed extension), the Minister must quickly notify the acquiror (i) that he is now satisfied that the investment is likely to be of net benefit to Canada or (ii) that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The Act provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

d.   Regulations Affecting Remittances

There are no restrictions on the remittance of dividends, interest and other payments to nonresident holders of Kimber’s Common Shares.  Any such remittances to United States residents, however, may be subject to a withholding tax pursuant to the Canadian Income Tax Act as modified by the reciprocal tax treaty between Canada and the United States.  See “Taxation” below.

e.   Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

THE FOLLOWING INFORMATION IS GENERAL AND SECURITY HOLDERS SHOULD SEEK THE ADVICE OF THEIR OWN TAX ADVISORS, TAX COUNSEL OR ACCOUNTANTS WITH RESPECT TO THE APPLICABILITY OR EFFECT ON THEIR OWN INDIVIDUAL CIRCUMSTANCES OF THE MATTERS REFERRED TO HEREIN AND OF ANY PROVINCIAL, STATE OR LOCAL TAXES.  NO OPINION WAS REQUESTED BY KIMBER, OR IS PROVIDED BY ITS LEGAL COUNSEL AND/OR AUDITORS.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Shares of Kimber for a shareholder of Kimber who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of Common Shares of Kimber as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Kimber is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Under a number of circumstances, United States investors acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA, USA 19255. In particular, any United States investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States investors to consult their own tax advisors concerning these requirements.

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of Kimber had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

The tax payable on dividends is to be withheld at source by Kimber or people acting on its behalf. Kimber is liable for the amount of the tax, penalties and interest if it fails to so withhold. The taxpayer is liable in any event if Kimber fails to withhold.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of Common Shares of Kimber is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. Fifty percent of a capital gain are included in income. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of Common Shares of Kimber will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of Kimber belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a) the value of the shares is derived principally from “real property” situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Item 2. Exhibits.

The following is a list of all exhibits filed as a part of this registration statement:

1. Notice of Articles dated June 3, 2004

2. Kimber Resources Inc. Articles adopted May 28, 2004

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

(Registrant) KIMBER RESOURCES INC.

Date

DECEMBER 20, 2005

“M. E. Hoole”

By ____________________________________________________________________________

*Print the name and title of the signing officer under his signature.

Michael E. Hoole

Vice President, Secretary and Director